FILED BY MERRILL LYNCH & CO., INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
OF THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: NEW BLACKROCK, INC.
COMMISSION FILE NO. 333-134916

June 20, 2006

Dear Colleague:
In February, we announced our intention to combine our investment management business with BlackRock, with an anticipated closing date at the end of the third quarter of 2006. Once finalized, the combined organization will be responsible for managing approximately $1 trillion in client assets. We will offer clients worldwide a full range of equity, fixed income, liquidity and alternative investment products.
Since the announcement, we have been establishing teams, products and business models in an effort to create a firm that incorporates the best practices in the industry. While everything is still subject to closing, we thought it would be helpful to provide you with an update on our progress thus far.
Governance
The new BlackRock organization will be an independent firm in terms of both ownership and governance. BlackRock will remain a publicly traded asset management company for which Larry Fink will continue as Chairman and CEO. There will be no single majority shareholder, and the board will continue to have a majority of independent directors. We believe this structure will enable us to continue to focus on building a premier global asset management company. In reviewing the new structure, we also decided to formally announce the creation of an Executive Committee charged with setting the strategic direction of the firm and streamlining decision-making as the business grows in scope and complexity. The Executive Committee is comprised of 10 senior BlackRock executives (including seven founders) and upon closing, two senior executives of Merrill Lynch Investment Managers (MLIM®) are expected to join this committee.
Portfolio Management
BlackRock and MLIM share a similar business philosophy in equities, which makes it relatively straightforward to combine our equity teams under Bob Doll’s leadership as Global CIO for equities. As you know, Bob has over 26 years of investment experience and currently manages several successful large cap portfolios at MLIM, in addition to serving as President and CIO. We are excited to have a global CIO for equities with such exceptional credentials. Each current BlackRock and MLIM dedicated equity team will continue to manage its products utilizing its current investment philosophy and process. The combined firm will manage in excess of $300 billion across a wide range of equity products, including large cap, mid cap, small cap, global and sector mandates.
We are pleased to report that Keith Anderson, a founder of BlackRock’s fixed income team with over 20 years of investment experience, will continue as Global CIO for Fixed Income and Scott Amero will continue as Co-Head of the fixed income team. The combined firm will manage over $400 billion in fixed income assets across a variety of mandates. The combined firm will offer several new strategies, and the team is being selectively expanded to add resources and expertise. Finally, our process will be enhanced with additional insights globally and open sharing of information on trends, flows, sectors and companies.

Private Client Business
Post-merger, BlackRock will be an industry leader in U.S. retail asset management with over $270 billion in assets invested for over 10 million individual investors. Our product line will feature considerable strength in equity, fixed income and liquidity products. The firm will manage $98 billion in open-end and variable funds, $44 billion in closed-end funds and $41 billion in separately managed accounts. Additionally, the firm will act as sub-adviser to $37 billion of assets and manage $48 billion in open-end liquidity funds.* We are proud to report that 84 funds in the combined open-end and closed-end fund families have Morningstar Ratings of 4 or 5 stars as of May 31, 2006.†
The combined firm’s extensive resources, including BlackRock’s award-winning call center and shareholder statements, will allow BlackRock to focus on serving financial advisors and their individual clients, and other financial intermediaries. We also anticipate ongoing product innovations as we continue to serve our investors’ needs.
Mutual Fund Family
We are pleased to announce our mutual fund line-up for the combined firm, which we believe will offer investors world-class products in 87 funds across multiple asset classes. The new fund family, which will be branded “BlackRock,” will include a number of high-performing large cap equity funds, multiple global funds and a strong sector fund line-up, including Energy and Health Sciences. Our equity fund AUM will total more than $70 billion. Additionally, we will feature 33 fixed income products with over $20 billion in AUM, inclusive of BlackRock’s flagship taxable fixed income funds and strong performing municipal bond funds.
We have filed several fund reorganization proxy statements (N-14s) with the SEC as part of our initiative to consolidate certain comparable MLIM and BlackRock mutual funds. These consolidations are designed to reduce overlap in the product range, and they include consolidations of MLIM funds into BlackRock funds, BlackRock funds into MLIM funds, and MLIM funds into other MLIM funds. Exhibit A shows the complete open-end fund family as we expect it to look as of October 1, 2006.
As part of this process, we are changing the names of selected funds and naming new portfolio managers of selected funds. Exhibit B identifies the funds that will have changes.
Closed-End Funds
The combined closed-end fund family will feature over 100 funds with approximately $44 billion in assets. The family will include equity, taxable and tax-exempt funds and benefit from extensive resources focused on supporting the funds in the secondary market. As part of the process of combining the firms, we will make some changes to portfolio managers on selected funds, which are identified in Exhibit C.
Proxy Solicitation
During the week of June 19, both BlackRock fund shareholders and MLIM fund shareholders will be mailed proxy materials asking them to vote on, among other things, new investment advisory agreements, a new investment sub-advisory agreement for certain funds and for certain BlackRock municipal funds, a fundamental investment policy change.
Additionally, shareholders of certain funds will be sent proxies asking them to approve the reorganization of selected BlackRock and MLIM funds. Only shareholders of the funds that are being acquired are required to approve these changes.

Exhibit D presents commonly asked questions and answers to help you respond to any inquiries you may receive.
Over the coming weeks, we will continue to update you on our progress and provide you with the information and tools you need to serve your clients. In early July, we will provide to all operations contacts details on new CUSIPs, fund symbols and fund rule/service changes in anticipation of fund mergers to be effective in mid-October.
Please know that we remain focused on investment performance and client service, as we recognize the importance of the trust you have placed with us. We appreciate your business and hope to continue to serve you and your clients for many years. As always, please contact your relationship manager if you have any additional questions around our upcoming combination with BlackRock.
Sincerely,
Frank Porcelli
Chief Operating Officer
Merrill Lynch Investment Managers, Americas

Attachments (4)

*	Data as of 3.31.06.

†	Overall Morningstar Ratings are based on historical risk-adjusted performance and are derived from a weighted average of the funds’ 3-, 5- and 10-year Morningstar Rating Metrics. Past performance is no guarantee of future results.

EXHIBIT A
PROPOSED OPEN-END FUND FAMILY AS OF OCTOBER 2006

EQUITY
Domestic Equity	Value	Core	Growth

Large	Large Cap Value	Large Cap Core	Large Cap Growth
	Basic Value	S&P 500 Fund	Fundamental Growth
	Focus Value	Investment Trust	Focus 20
	Equity Dividend Fund	Index Equity	Legacy
Exchange

Mid	Mid-Cap Value	US Opportunities	Mid-Cap Growth
Mid Cap Value Opps

SMID	Aurora		SMID Growth

Small	Value Opportunities	Small Cap Index	Small Cap Growth
	Small Cap Value[1]	Small Cap Core	Small Cap Growth II

Global & International	Value	Core	Growth

Large	Global Value	International	Global Growth
	International Value	International Index	Global Opps
Global Dynamic Equity

Small	Developing Capital Markets		Global Small Cap
Intl. Opps

Specialty

Other	Global Technology	Basic Value Prin. Prtd.[1]	Global Science & Tech
	Global Financial Svcs.	Real Investment	Utilities and Telecom
	All-Cap Global Resources	Fndmntl Gr. Prin. Prtd.[1]	Global Resources[1]
	Healthcare	Natural Resources	Health Sciences Opportunities
Core Prin. Protected[1]

Blended

	Global Allocation	Balanced Capital	Asset Allocation

Regional

	EuroFund	Latin America	Pacific
FIXED INCOME
	Short	Intermediate/Long	Government

Fixed Income	Enhanced Income	Intermediate Bond	Intermediate Govt.
	Short Term Bond	Intermediate Bond II	GNMA
	Low Duration	Total Return	GNMA Accumulation
	Sr. Float	Bond Fund	Government Income
	Sr. Float II	Total Return II
Managed Income
Aggregate Bond Index

	Tips	High Yield	Global

Other	Inflation Protected	High Yield	International Bond
		High Income	World Income

	Short	National	State Specific

Municipals	Short Term Muni	Muni Int Term	California Muni
		Insured Muni	Delaware Muni
		National Muni	Florida Muni
		AMT-Free Muni	Kentucky Muni
New Jersey Muni
New York Muni
Ohio Muni
Pennsylvania Muni

[1]	Fund closed to new investors. Bold denotes Morningstar 4 and 5 star Overall Rating as of 5.31.06.
For Informational Purposes Only. This material is not intended to be a solicitation for any investment product referenced herein.

EXHIBIT B
PROPOSED FUND REORGANIZATIONS

PORTFOLIO IMPACTED	ACQUIRED BY	RESULTING	PORTFOLIO
		FUND NAME	MANAGEMENT TEAM
Equity Funds

ML Strategy All Equity	ML Large Cap Core	BR Large Cap Core	Doll
ML Strategy Growth & Income	ML Global Allocation	BR Global Allocation	Stattman/Chamby
ML Strategy Long-Term Growth	ML Global Allocation	BR Global Allocation	Stattman/Chamby
ML Disciplined Equity	ML Large Cap Core	BR Large Cap Core	Doll
BR Dividend AchieversTM	ML Equity Dividend	BR Equity Dividend	Shearer
BR Large Cap Growth	ML Large Cap Growth	BR Large Cap Growth	Doll
BR Large Cap Value	ML Large Cap Value	BR Large Cap Value	Doll

Taxable Fixed Income Funds

ML Inflation Protected	BR Inflation Protected	BR Inflation Protected	Spodek/Weinstein
ML Intermediate Term	ML Core Bond	BR Bond	Anderson/Amero/Marra/Phillips
ML Short Term U.S. Government	BR Low Duration	BR Low Duration	Anderson/Amero/Kopstein
ML U.S. Government	BR Government Income	BR Government Income	Phillips/Pellicciaro
ML U.S. High Yield	BR High Yield	BR High Yield	Gary/Amero

Municipal Funds

BR New Jersey Tax-Free	ML New Jersey Municipal	BR New Jersey Municipal	Jaeckel
BR Pennsylvania Tax-Free	ML Pennsylvania Municipal	BR Pennsylvania Municipal	Bock
BR UltraShort Municipal	ML Short Term Municipal	BR Short Term Municipal	Hayes

PROPOSED MUTUAL FUND NAME AND/OR PORTFOLIO MANAGER CHANGES

PORTFOLIO IMPACTED	NAME CHANGE	PORTFOLIO
MANAGEMENT TEAM
Equity Funds

ML Global Equity Opportunities	BR Global Dynamic Equity	No Change
ML Small Cap Growth	BR Small Cap Growth II	Wagner/Leary/Thut
BR Health Sciences	BR Health Sciences Opportunities	No Change

Taxable Fixed Income Funds

ML High Income	BR High Income	Gary/Amero
ML Real Investment	BR Real Investment	Spodek/Weinstein
ML Low Duration	BR Short Term Bond	Anderson/Amero/Kopstein
ML World Income	BR World Income	Gordon/Hussain/Gary
ML Core Bond	BR Bond	Anderson/Amero/Marra/Phillips
BR Intermediate Bond	BR Intermediate Bond II	No Change[1]
BR Intermediate PLUS Bond	BR Intermediate Bond	No Change[1]
BR Core Bond Total Return	BR Total Return II	No Change[1]
BR Core PLUS Total Return	BR Total Return	No Change[1]

Municipal Funds

BR Delaware Tax-Free[2]	BR Delaware Municipal	O’Connor
BR Kentucky Tax-Free[2]	BR Kentucky Municipal	O’Connor
BR Ohio Tax-Free[2]	BR Ohio Municipal	O’Connor
BR Tax-Free Income[3]	BR AMT-Free Municipal	O’Connor

[1]	It is anticipated that following the closing of the MLIM and BlackRock transaction, Matthew Marra and Andrew J. Phillips will join Keith Anderson and Scott Amero in the day-to-day management of the portfolios.

[2]	Portfolio guidelines will be expanded to allow greater latitude to purchase AMT bonds (shareholder vote required) and bonds rated below investment grade.

[3]	Portfolio guidelines will be expanded to allow bonds rated below investment grade.

For Informational Purposes Only. This material is not intended to be a solicitation for any investment product referenced herein.

EXHIBIT C
CLOSED-END FUNDS WITH PORTFOLIO MANAGER AND NAME CHANGES

NATIONAL MUNICIPAL PORTFOLIOS	PM TEAM
BlackRock Long-Term Municipal Advantage Trust	O’Connor
BlackRock Municipal Income Trust II	O’Connor
BlackRock Municipal Bond Trust	O’Connor
BlackRock Municipal Income Trust	O’Connor
BlackRock Strategic Municipal Trust	O’Connor
BlackRock Investment Quality Municipal Trust Inc.	O’Connor
BlackRock Insured Municipal Income Trust	DiMella
NATIONAL MUNICIPAL TERM TRUSTS	PM TEAM
BlackRock Insured Municipal 2008 Term Trust Inc.	DiMella
BlackRock Municipal 2020 Term Trust	O’Connor
BlackRock Municipal 2018 Term Trust	O’Connor
BlackRock Insured Municipal Term Trust Inc. (2010)	DiMella
BlackRock Municipal Target Term Trust Inc. (2006)	DiMella
STATE-SPECIFIC MUNICIPAL PORTFOLIOS	PM TEAM
BlackRock California Insured Municipal Income Trust	O’Connor
BlackRock California Municipal Income Trust II	O’Connor
BlackRock California Municipal Bond Trust	O’Connor
BlackRock California Municipal Income Trust	O’Connor
BlackRock California Investment Quality Municipal Trust, Inc.	O’Connor
BlackRock Florida Insured Municipal Income Trust	Sneeden
BlackRock Florida Municipal Bond Trust	Sneeden
BlackRock Florida Municipal Income Trust	Sneeden
BlackRock Florida Investment Quality Municipal Trust	Sneeden
BlackRock Maryland Municipal Bond Trust	O’Connor
BlackRock New Jersey Municipal Bond Trust	Jaeckel
BlackRock New Jersey Municipal Income Trust	Jaeckel
BlackRock New Jersey Investment Quality Municipal Trust	Jaeckel
BlackRock New York Insured Municipal Income Trust	O’Connor, Browse
BlackRock New York Municipal Income Trust II	O’Connor, Browse
BlackRock New York Municipal Bond Trust	O’Connor, Browse
BlackRock New York Municipal Income Trust	O’Connor, Browse
BlackRock New York Investment Quality Municipal Trust Inc.	O’Connor, Browse
BlackRock Pennsylvania Strategic Municipal Trust	Bock
BlackRock Virginia Municipal Bond Trust	O’Connor
STATE-SPECIFIC MUNICIPAL TERM TRUSTS	PM TEAM
BlackRock California Municipal 2018 Term Trust	O’Connor
BlackRock California Insured Municipal 2008 Term Trust Inc.	O’Connor
BlackRock Florida Municipal 2020 Term Trust	Sneeden
BlackRock Florida Insured Municipal 2008 Term Trust	Sneeden
BlackRock New York Municipal 2018 Term Trust	O’Connor
BlackRock New York Insured Municipal 2008 Term Trust Inc.	O’Connor

For Informational Purposes Only. This material is not intended to be a solicitation for any investment product referenced herein.

EXHIBIT D
This brief Q&A is provided to assist financial professionals in best answering questions their clients might have regarding an upcoming proxy solicitation and other transaction-related information.

QUESTIONS RELATING TO NEW ADVISORY AGREEMENTS
Q.	Why am I being asked to vote on a new advisory agreement and sub-advisory agreement, if applicable?

A.	BlackRock and Merrill Lynch announced on February 15, 2006 that they had reached an agreement pursuant to which Merrill Lynch will contribute its investment management business, Merrill Lynch Investment Managers (“MLIM”), to BlackRock. With this change, the existing MLIM advisory agreements will terminate at the closing of the transaction. Therefore, new advisory agreements must be approved by shareholders.

Q.	What is the rationale for the merger of MLIM to BlackRock?

A.	The new company will offer a full range of equity, fixed income, cash management and alternative investment products with strong representation in both retail and institutional channels, in the United States and internationally.

Q.	What does the combination of MLIM and BlackRock mean to shareholders?

A.	The new company will offer you even greater access to a well-diversified product mix across asset classes and an enhanced ability to serve your investment needs.

Q.	How does the proposed new investment advisory agreement for my Portfolio differ from the current agreement?

A.	The advisory fees payable by each Portfolio to its investment adviser and services provided under its new investment advisory agreement are identical to those under the current agreement. While the other terms of the new investment advisory agreement generally are substantially similar to those of the current agreement, certain changes are being proposed in the new investment advisory agreement in order to standardize terms and language across all BlackRock- and MLIM-sponsored funds.

Q.	How does the proposed new sub-advisory agreement for my Portfolio differ from the current agreement?

A.	The sub-advisory fees payable by the adviser to the sub-adviser and services provided under each new sub-advisory agreement are identical to those under the current agreements. While the other terms of the new sub-advisory agreements generally are substantially similar to those of the current agreements, certain changes are being proposed in the new sub-advisory agreements in order to standardize terms and language across all BlackRock- and MLIM-sponsored funds.

Q.	Will my Portfolio’s total fees for advisory services increase?

A.	No. The total fees payable under your fund’s current investment advisory agreement will remain the same. Any additional fees incurred under the new sub-advisory agreement will be paid by your fund’s advisor at no additional cost to you or your Portfolio

For Informational Purposes Only. This material is not intended to be a solicitation for any investment product referenced herein.

QUESTIONS RELATING TO FUND REORGANIZATIONS
Q.	When will the reorganization of BlackRock and MLIM funds occur?

A.	If approved by shareholders, the reorganization is expected to occur contemporaneously, or shortly thereafter, with the combination of MLIM and BlackRock, which is expected to occur at the end of the third quarter of 2006.

Q.	How will the reorganization affect fund shareholders?

A.	If the proposed reorganization of funds is approved, the assets and certain stated liabilities of certain Merrill Lynch and BlackRock funds will be combined with those of the Surviving Merrill Lynch or BlackRock funds, and shareholders will receive shares of the Surviving Fund. Shareholders will receive the same or a similar class of shares of the Surviving Fund as they currently hold of the Merging Fund. The aggregate net asset value of the shares they receive in the reorganization will equal the aggregate net asset value of the shares they own immediately prior to the reorganization.

Q.	Will shareholders have to pay any sales load, commission or other similar fee in connection with the reorganization?

A.	No, shareholders will not pay any sales load, commission or other similar fee in connection with the reorganization.

Q.	Will shareholders have to pay any federal taxes as a result of the reorganization?

A.	The reorganization is expected to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Q.	Who will be responsible for leading the portfolio management teams of the BlackRock Funds after the reorganization?

A.	Overall, the funds’ portfolio management teams are expected to be led by a combination of BlackRock and MLIM managers. See the attached exhibits for more information on the proposed fund line-up and portfolio management teams after the reorganization.

For Informational Purposes Only. This material is not intended to be a solicitation for any investment product referenced herein.

DISCLOSURE
In connection with the proposed transaction, a registration statement of New BlackRock Inc. (“New BlackRock”) which includes a preliminary proxy statement of New BlackRock and other materials have been filed with the Securities and Exchange Commission (the “SEC”) and are publicly available. Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about BlackRock and Merrill Lynch & Co., Inc. (“Merrill Lynch”), at the SEC’s Internet site (http://www.sec.gov).
Merrill Lynch, BlackRock and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from BlackRock stockholders in respect of the proposed transaction. Information regarding Merrill Lynch’s directors and executive officers is available in its proxy statement for its 2006 annual meeting of stockholders, dated March 10, 2006, and information regarding BlackRock’s directors and executive officers is available in its proxy statement for its 2006 annual meeting of stockholders, dated April 28, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and the other relevant documents filed with the SEC when they become available.
Cautionary Language Concerning Forward-Looking Statements
Information contained in this document may contain forward-looking statements, including, for example, statements about management expectations, strategic objectives, growth opportunities, business prospects and regulatory proceedings, transaction synergies, and other similar matters. These forward-looking statements are not statements of historical facts and represent only Merrill Lynch’s beliefs regarding future performance, which is inherently uncertain. There are a variety of factors, many of which are beyond Merrill Lynch’s control, which affect the operations, performance, business strategy and results and could cause actual results and experience to differ materially from the expectations and objectives expressed in any forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only to the date on which they are made, and may be impacted by a variety of factors that are beyond Merrill Lynch’s and BlackRock’s control. Merrill Lynch and BlackRock do not undertake to update these statements to reflect the impact of circumstances or events that arise after the date on which they were made. Investors should consult Merrill Lynch’s and BlackRock’s reports filed with the SEC for any additional information.
For Informational Purposes Only. This material is not intended to be a solicitation for any investment product referenced herein.
NPR716-6/2006